Advisors Series Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 8, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:    Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Chase Mid Cap Growth Fund (S000005074)
Chase Growth Fund (S000005073)

Ladies and Gentlemen:

Pursuant to Rule 145 of the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby submits Form N-14 for the purpose of reorganizing a series of the Trust into a separate series within the Trust. Specifically, the Trust is proposing to reorganize the Chase Mid Cap Growth Fund into the Chase Growth Fund. The Trust will be seeking the approval of shareholders to complete the Reorganization at a shareholder meeting contemplated for mid-January 2020. It is anticipated that this Registration Statement will become effective on December 23, 2019, the 30th day after filing pursuant to Rule 488 under the 1933 Act.

If you have any questions concerning the foregoing, please contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust

Enclosures